June 16, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Dear Sirs:

In compliance with Rule 17f-2 promulgated under the Investment
Company Act of 1940, enclosed is our report covering our examination of the securities of the IBJ Funds Trust at the close of business on November 21, 1997.


	Very truly yours,

	Coopers & Lybrand L.L.P.


Enclosures


cc:	Securities and Exchange Commission
	Northeast Regional Office
	7 World Trade Center
	New York, NY  10045


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees of
IBJ Funds Trust:


We have examined the investment accounts shown by the books and records of IBJ Funds Trust (the "Funds") for the period from the date of our last similar examination on October 10, 1997 to November 21, 1997. Our examination was made without prior notice to the Funds. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on November 21, 1997, shown by the books and records audited by us, which were accounted for by count or inspection, without exception, were located in the vault of IBJ Schroder Bank & Trust Company (the Custodian), except for securities purchased but not received, held by depositories, subcustodians, or out for transfer on that date, as to which we obtained confirmations or applied other auditing procedures where confirmations were not received.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of IBJ Funds Trust, taken as a whole.


	Coopers & Lybrand L.L.P.


New York, New York
June 12, 1998




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